Exhibit 12.1

Federal Realty Investment Trust

Computation of Ratio of Earnings to Combined Fixed Charges & Preferred Stock Dividends

(in thousands)

	Nine Months Ended September 30,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings:
Income from continuing operations before income or loss from equity investees	$105,775	$139,380	$126,715	$122,436	$97,793	$116,822
Distributed income of equity investees	2,389	3,792	3,617	2,478	2,712	2,367
Fixed charges (excluding capitalized interest)	84,190	114,066	98,851	105,700	112,906	101,143
Noncontrolling interests in income of subsidiaries with no fixed charges	(3,106)	(3,698)	(3,519)	(3,361)	(3,633)	(3,482)

Total earnings (A)	$189,248	$253,540	$225,664	$227,253	$209,778	$216,850

Fixed charges:
Interest expense	$83,713	$113,336	$98,169	$104,683	$111,420	$99,163
Capitalized interest	10,894	10,105	8,097	6,285	5,549	5,301
Portion of rents representing interest	477	730	682	1,017	1,486	1,980

Total fixed charges (B)	$95,084	$124,171	$106,948	$111,985	$118,455	$106,444

Preferred stock dividends	406	541	541	541	541	541

Total fixed charges and preferred stock dividends (C)	$95,490	$124,712	$107,489	$112,526	$118,996	$106,985

Ratio of earnings to fixed charges (A divided by B)	2.0	2.0	2.1	2.0	1.8	2.0

Ratio of earning to combined fixed charges and preferred stock dividends (A divided by C)	2.0	2.0	2.1	2.0	1.8	2.0